

SECUR. ~~COMMISSION~~
Washington, D.C. 20549

09058729

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 7 2009

Washington, DC

SEC FILE NUMBER
8- 044483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADESPOT MARKETS INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

13900 S.W. 24th STREET

(No. and Street)

DAVIE   FL   33325

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BELOYAN   (954) 916-3899

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD M. BOGDANOFF, P.A.

(Name – *if individual, state last, first, middle name*)

7284 W. PALMETTO PARK ROAD   SUITE 205S   BOCA RATON   FL   33325

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____MARK B. BELOYAN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TRADESPOT MARKETS INC._____ , as of _____DECEMBER 31_____ , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

****

_____

_____

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Applicable
- ✗ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

And

Independent's Auditor's Report

December 31, 2008

Tradespot Markets Inc.

Table of Contents

December 31, 2008

Richard M. Bogdanoff, P.A.
Certified Public Accountant

Member
Florida Institute of
Certified Public Accountants

Member
American Institute of
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Tradespot Markets Inc.
Davie, FL

We have audited the accompanying statement of financial condition of Tradespot Markets Inc. (an S Corporation) for the period beginning January 1, 2008 and ending May 31, 2008. An ineligable shareholder terminated the S Corporation election for the remainder period from June 1, 2008 through December 31, 2008 and the related statements of income/(loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by mangagement, as well as evaluating the overall financial statement presentation. I believe my audit provides for a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tradespot Markets Inc. as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages eight through twelve in the accompanying schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard M. Bogdanoff, CPA

Boca Raton, Florida
February 24, 2009

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$	4,024
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
COMMISSION RECEIVABLE		2,606
PREPAID EXPENSES		3,268
SHAREHOLDER LOANS		3,000
OFFICE EQUIPMENT, NET OF $16,899 IN ACCUMULATED DEPRECIATION		1,075
	$	28,973

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	720

STOCKHOLDER'S EQUITY

COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		57,966
RETAINED EARNINGS (DEFICIT)		(29,813)
TOTAL STOCKHOLER'S EQUITY		28,253
	$	28,973

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME/(LOSS)
DECEMBER 31, 2008

REVENUES

COMMISSIONS	$	68,876
INTEREST INCOME		218
TOTAL REVENUES		69,094

EXPENSES

CLEARING FEES AND COSTS	13,733
COMPENSATION, SALARIES AND EMPLOYEE BENEFITS	35,758
MARKETING AND PROMOTION	2,554
TELEPHONE AND COMMUNICATIONS	10,824
PROFESSIONAL FEES	8,980
OFFICE EXPENSES	5,920
OCCUPANCY EXPENSES	3,155
REGULATORY FEES AND EXPENSES	4,389
QUOTES AND RESEARCH	2,152
PAYROLL AND OTHER TAXES	1,113
DEPRECIATION	759
POSTAGE AND COURIER COSTS	1,355
DUES AND SUBSCRIPTIONS	435
TOTAL EXPENSES	91,127

NET (LOSS)	$	(22,033)

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE - BEGINNING OF YEAR	$ 100	$ 54,900	$ (7,780)	$ 47,220
NET (LOSS)	---	---	(22,033)	(22,033)
ADDITIONAL PAID- IN CAPITAL	---	3,066	---	3,066
LESS SHAREHOLDER DISTRIBUTIONS	---	---	---	---
BALANCE - END OF YEAR	$ 100	$ 57,966	$ (29,813)	$ 28,253

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS PROVIDED (USED BY) OPERATING ACTIVITIES

NET (LOSS)	$	(22,033)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
DEPRECIATION		759
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
(INCREASE) IN COMMISSIONS RECEIVABLE		(2,606)
(DECREASE) IN PREPAID EXPENSES		1,138
(DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		(185)
NET CASH (USED) BY OPERATING ACTIVITIES AND NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(22,927)
CASH FLOWS PROVIDED BY INVESTING ACTIVITY PROCEEDS FROM ADDITIONAL PAID-IN CAPITAL		3,066
CASH FLOWS FROM INVESTING ACTIVITY		3,066
CASH FLOWS PROVIDED BY FINANCING ACTIVITY REPAYMENT OF SHAREHOLDER LOANS		9,240
CASH FLOWS PROVIDED BY FINANCING ACTIVITY		9,240
NET(DECREASE) IN CASH		(10,621)
CASH AT BEGINNING OF YEAR		29,645
CASH AT END OF YEAR	$	19,024

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

BELOYAN INVESTMENT SECURITIES, INC. (NAME CHANGED TO TRADESPOT MARKETS INC. FILED JUNE 23, 2008) IS A REGISTERED GENERAL SECURITIES BROKER-DEALER WHO ACTS AS A NON-CLEARING INTRODUCING BROKER. THE COMPANY DOES NOT HOLD FUNDS OR SECURITIES FOR CUSTOMERS AND DOES NOT CARRY ACCOUNTS OF, OR FOR CUSTOMERS.

INCOME IS DERIVED FROM TRADES INTRODUCED TO THE CLEARING BROKER, WHO COMPLETES THE TRANSACTION WITH THE CUSTOMER AND SUBSEQUENTLY REMITS THE COMMISSION TO THE INTRODUCING BROKER. INCOME FROM THE SECURITIES TRANSACTIONS AND RELATED EXPENSES ARE RECORDED ON THE SETTLEMENT DATE, GENERALLY THE THIRD BUSINESS DAY FOLLOWING THE TRANSACTION DATE; HOWEVER, ALL TRANSACTIONS ARE REVIEWED AND ADJUSTED TO THE TRADE DATE BASIS FOR SIGNIFICANT TRANSACTIONS.

THE COMPANY HAS ENTERED INTO A CLEARING AGREEMENT WITH LEGENT CLEARING LLC (HEREAFTER REFERRED TO AS "LEGENT CLEARING") WHEREBY LEGENT CLEARING CLEARS TRANSACTIONS ON A FULLY DISCLOSED BASIS FOR THE CUSTOMERS OF BELOYAN INVESTMENT SECURITIES, INC. IN ACCORDANCE WITH THIS AGREEMENT, THE COMPANY IS REQUIRED TO MAINTAIN A MINIMUM DEPOSIT OF $15,000 WITH LEGENT CLEARING. THE COMPANY CONSIDERS THEIR CLEARING DEPOSIT BALANCE WITH LEGENT CLEARING TO BE A CASH EQUIVALENT IN THE STATEMENT OF CASH FLOWS.

OFFICE EQUIPMENT IS RECORDED AT COST. THE COMPANY PROVIDES FOR DEPRECIATION USING THE STRAIGHT LINE METHOD OVER THE ESTIMATED USEFUL LIFE OF FIVE YEARS. DEPRECIATION EXPENSE AMOUNTED TO $759 FOR THE YEAR ENDED DECEMBER 31, 2008.

THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ALTHOUGH ACTUAL RESULTS COUD DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT ANY DIFFERENCE WOULD BE IMMATERIAL TO THE FINANCIAL STATEMENTS AS A WHOLE.

TRADESPOT MARKETS, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

THE COMPANY'S PRESIDENT AND SOLE SHAREHOLDER HAS A LOAN BALANCE DUE THE COMPANY FOR $12,240 DURING THE YEAR ENDED DECEMBER 31, 2008. THIS LOAN IS A DEMAND NOTE PAYABLE FOR WHICH NO INTEREST IS DUE THEREON. THE COMPANY REPAID $9,240 DURING 2008 LEAVING A BALANCE DUE TO THE COMPANY OF $3,000.

NOTE 2 – NET CAPITAL REQUIREMENTS

PURSUANT TO THE UNIFORM NET CAPITAL REQUIREMENTS OF THE SEC UNDER RULE 15C3-1, THE COMPANY IS REQUIRED TO MAINTAIN A MINIMUM NET CAPITAL DEFINED UNDER SUCH RULE. AT DECEMBER 31, 2008, THE COMPANY HAD NET CAPITAL OF $20,910 OR AN EXCESS OF $15,910 OVER THE MINIMUM REQUIRED NET CAPITAL OF $5,000. IN ADDITION, THE AGGREGATE INDEBTEDNESS AS DEFINED CANNOT EXCEED 800% OF NET CAPITAL. AT DECEMBER 31, 2008 THE COMPANY'S RATIO OF AGGREGAGE INDEBTEDNESS TO NET CAPITAL WAS .034 TO 1.

NOTE 3 – INCOME TAXES

THE COMPANY, WITH THE CONSENT OF ITS SHAREHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE TO BE AN S CORPORATION EFFECTIVE JANUARY 8, 1992 (THE DATE OF INCEPTION). IN LIEU OF CORPORATION INCOME TAXES, THE SHAREHOLDER OF AN S CORPORATION IS TAXED INDIVIDUALLY ON THEIR PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME OR LOSS. THEREFORE, NO PROVISION FOR FEDERAL INCOME TAXES HAS BEEN INCLUDED IN THESE FINANCIAL STATEMENTS.

NOTE 4 – CONTINGENCY

THE COMPANY WAS NOTIFIED IN DECEMBER 2007 THAT THE STAFF OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (REFERRED TO AS "FINRA") HAS MADE A PRELIMINARY DETERMINATION TO RECOMEND DISCIPLINARY ACTION BE BROUGHT AGAINST MARK BELOYAN, PRESIDENT AND BELOYAN INVESTMENT SECURITIES, INC. MR. BELOYAN CONSIDERS THIS ACTION TO BE WITHOUT MERIT AND SEEKS TO HAVE THESE MATTERS CONCLUDED.

TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	28,253
DEDUCT NON-ALLOWABLE ASSETS		(7,343)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		20,910
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	20,910
MINIMUM NET CAPITAL REQUIREMENT - MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	720
TOTAL AGGREGATE INDEBTEDNESS	$	720
RATIO OF AGGREGATE INDEBTEDNESS		.034 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) – SUBORDINATED DEBT
DECEMBER 31, 2008

THE COMPANY HAD NO LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AT DECEMBER 31, 2008. IN ADDITION, THERE WERE NONE IN EXISTANCE DURING THE YEAR ENDED DECEMBER 31, 2008.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
   FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2008

AT DECEMBER 31, 2008 THE COMPANY WAS EXEMPT FROM REPORTING INFORMATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 AS NO CUSTOMER FUNDS OR SECURITIES ARE HELD BY THE COMPANY.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION RELATING TO
  POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2008

AT DECEMBER 31, 2008 THE COMPANY WAS IN COMPLIANCE WITH THE CONDITIONS OF EXEMPTION
FROM REPORTING INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 PARAGRAPH (k) (2) (ii) OF THAT RULE AS NO SECURITIES OF OR FOR CUSTOMERS ARE HELD
BY THE COMPANY.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE STATEMENT
  PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2008

A RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 INCLUDED IN
THESE AUDITED FINANCIAL STATEMENTS AND THE COMPUTATION INCLUDED THE RESPONDENT'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART II FOCUS REPORT FILING AT DECEMBER 31, 2008 IS
AS FOLLOWS:

> NET CAPITAL AS REPORTED IN THE COMPANY'S
> FORM X-17A-5, PART KK (UNAUDITED) FOCUS
> REPORT AND NET CAPITAL AS REPORTED IN THE
> COMPANY'S AUDITED FINANCIAL STATEMENTS
> AND NET CAPITAL IN THE AUDITED FINANCIAL
> STATEMENTS .... $ 20,910

Richard M. Bogdanoff, P.A.

Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT IN INTERNAL ACCOUNTING CONTROL

THE BOARD OF DIRECTORS
TRADESPOT MARKETS INC.
DAVIE, FLORIDA

IN PLANNING AND PERFORMING MY AUDIT OF THE FINANCIAL STATEMENTS OF BELOYAN
INVESTMENT SECURITIES, INC. FOR THE YEAR ENDED DECEMBER 31, 2008, I CONSIDERED ITS
INTERNAL CONTROL STRUCTURE IN ORDER TO DETERMINE OUR AUDITING PROCEDURES
FOR THE PURPOSE OF EXPRESSING AN OPINION ON THE FINANCIAL STATEMENTS AND TO
PROVIDE ASSURANCE ON THE INTERNAL CONTROL STRUCTURE.

ALSO, AS REQUIRED BY RULE 17a-5 (G) (1) OF THE SECURITIES AND EXCHANGE COMMISSION,
I HAVE MADE A STUDY OF THE PRACTICES AND PROCEDURES (INCLUDING TESTS OF
COMPLIANCE WITH SUCH PRACTICE AND PROCEDURES) FOLLOWED BY BELOYAN
INVESTMENT SECURITIES, INC. THAT WE CONSIDERED RELEVANT TO THE OBJECTIVES
STATED IN RULE 17a-5 (g), (1) IN MAKING THE PERIODIC COMPUTATIONS OF AGGREGATE
INDEBTEDNESS AND NET CAPITAL UNDER RULE 17a-3 (a) (11) AND THE PROCEDURES FOR
DETERMINING COMPLIANCE WITH THE EXEMPTIVE PROVISIONS OF RULE 15c3-3; AND (2) IN
COMPLYING WITH THE REQUIREMENTS OF PROMPT PAYMENT FOR SECURITIES UNDERS
SECTION 8 OF REGUALATION T OF THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE
SYSTEM.

THE MANAGEMENT OF THE COMPANY IS RESPONSIBLE FOR ESTABLISHING AND
MAINTAINING A SYTEM OF INTERNAL ACCOUNTING CONTROL AND PRACTICES AND
PROCEDURES REFERRED TO IN THE PRECEDING PARAGRAPH. I FULFILLING THIS
REAPOSNIBLITY, ESTIMATES AND JUDGEMENTS BY MANAGEMENT ARE REQUIRED TO
ASSESS THE EXPECTED BENEFITS AND RELATED COSTS OF INTERNAL CONTROL STRUCTURE
POLICIES AND PROCEDURES AND OF THE PRACTICES AND PROCEDURES REFERRED TO IN
THE PRECEDING PARAGRAPH AND TO ASSESS WHETHER THOSE PRACTICES AND
PROCEDURES CAN BE EXPECTED TO ACHIEVE THE SECRURITIES AND EXCHANGE
COMMISSION'S OBJECTIVES. TWO OF THE OBJECTIVES OF AN INTERNAL CONTROL
STRUCTURE AND THE PRACTICES AND PROCEDURES ARE TO PROVIDE MANAGEMENT WITH
REASONABLE, BUT NOT ABSOLUTE, ASSURANCE THAT ASSETS FOR WHICH THE COMPANY
HAS RESPONSIBILITY ARE SAFEGUARDED AGAINST LOSS FROM UNATHORIZED USE OR
DISPOSITION, AND THAT TRANSACTIONS ARE EXECUTED IN ACCORDANCE WITH
MANAGEMENT'S AUTHORIZATION AND RECORDED PROPERLY TO PERMIT THE
PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES. RULE 17a-5 (g) LISTS ADDITIONAL OBJECTIVES OF THE
PRACTICES AND PROCEDURES LISTED IN THE PRECEDING PARAGRAPH.

BECAUSE OF INHERENT LIMITATIONS IN ANY INTERNAL CONTROL STRUCTURE OR THE PRACTICES AND PROCEDURES REFERRED TO ABOVE, ERRORS OR IRREGULARITIES MAY NEVERTHELESS OCCUR AND NOT BE DETECTED. ALSO, PROJECTION OF ANY EVALUATION OF THEM TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THEY MAY BECOME INADEQUATE BECAUSE OF THEIR DESIGN AND OPERATION MAY DETERIORATE.

OUR CONSIDERATION OF THE INTERNAL CONTROL STRUCTURE WOULD NOT NECESSARILY DISCLOSE ALL MATTERS IN THE INTERAL CONTROL STRUCTURE THAT MIGHT BE MATERIAL WEAKNESSES UNDER THE STANDARDS ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. A MATERIAL WEAKNESS IS A CONDITION IN WHICH THE DESIGN AND OPERATION OF THE SPECIFIC INTERNAL CONTROL STRUCTURE ELEMENTS DOES NOT REDUCE TO A RELATIVELY LOW LEVEL THE RISK THAT ERRORS OR IRREGULARITIES IN AMOUNTS THAT WOULD BE MATERIAL IN RELATION TO THE FINANCIAL STATEMENTS BEING AUDITED MAY OCCUR AND NOT BE DETECTED WITHIN A TIMELY PERIOD BY EMPLOYEES IN THE NORMAL COURSE OF PERFORMING THEIR ASSIGNED FUNCTIONS. HOWEVER, WE NOTED NO MATTERS INVOLVING THE INTERNAL CONTROL STRUCTURE THAT WE CONSIDER TO BE MATERIAL WEAKNESSES AS DEFINED ABOVE. IN ADDITION, THE COMPANY WAS IN COMPLIANCE WITH THE CONDITIONS OF THE EXEMPTIVE PROVISIONS OF RULE 15c3-3 AT DECEMER 31, 2008 AND, FURTHER, NO FACT CAME TO OUR ATTENTION INDICATING THAT THE COMPANY WAS NOT IN COMPLIANCE WITH SUCH CONDITIONS DURING THE YEAR ENDED DECEMBER 31, 2008.

WE UNDERSTAND THAT PRACTICES AND PROCEDURES THAT ACCOMPLISH THE OBJECTIVES REFERRED TO IN THE SECOND PARAGRAPH OF THIS REPORT ARE CONSIDERED BY THE SECURITIES AND EXCHANGE COMMISSION TO BE ADEQUATE FOR ITS PURPOSES IN ACCORDANCE WITH THE SECURITIES ACT OF 1934 AND RELATED REGULATIONS, AND THAT PRACTICES AND PROCEDURES THAT DO NOT ACCOMPLISH SUCH OBJECTIVES IN ALL MATERIAL RESPECTS INDICATE A MATERIAL INADEQUACY FOR SUCH PURPOSES. BASED ON THIS UNDERSTANDING AND OUR STUDY, I BELIEVE THAT THE COMPANY'S PRACTICES AND PROCEDURES WERE ADEQUATE AT DECEMBER 31, 2008 TO MEET THE SECURITIES AND EXCHANGE COMMISSION'S OBJECTIVES.

THIS REPORT IS INTENDED SOLELY FOR THE USE OF MANAGEMENT AND THE SECURITIES AND EXCHANGE COMMISSION AND APPLICABLE SELF-REGULATORY ORGANIZATIONS AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE.

Richard M. Bogdanoff, CPA

BOCA RATON, FLORIDA
FEBRUARY 24, 2008